Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Retrophin, Inc. on Form S-8 of our report dated March 28, 2014, which includes an explanatory paragraph as to the company’s ability to continue as a going concern with respect to our audits of the consolidated financial statements of Retrophin, Inc. and Subsidiary (a company in the development stage) as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 and for the period from March 11, 2011 (inception) through December 31, 2013 appearing in the Annual Report on Form 10-K of Retrophin, Inc. for the year ended December 31, 2013. We were dismissed as auditors on March 31, 2014 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP
New York, NY
November 14, 2014